Exhibit 99.1

Press Releases

Cymer Announces its New XLR 700ix DUV Light Source; Improves On-Wafer Critical Dimension (CD) Uniformity, Enabling Higher Productivity

San Diego, California, December 1, 2014 - Cymer, LLC, an ASML company, the world’s leading supplier of light sources used by chipmakers to pattern advanced semiconductor chips, today announced its new argon fluoride (ArF) immersion light source, the XLR 700ix. Built on the industry leading XLR platform, the 700ix provides improvements in bandwidth, wavelength and energy stability, enabling higher scanner throughput and process stability for advanced 14nm chip manufacturing and beyond.

The XLR 700ix provides chipmakers tighter bandwidth control (300+5fm) that essentially eliminates bandwidth as a source of process variation for on-wafer performance. Cymer’s patented technology applies high-speed closed loop control on a pulse-by-pulse basis, resulting in extremely stable performance.

“As chip geometries continue to shrink, bandwidth plays an increasing role in control of wafer critical dimension,” said Ed Brown, Chief Executive Officer of Cymer Light Source. “Our newest product, the XLR 700ix, significantly improves bandwidth performance, reducing process excursions and ensuring stable and repeatable on-wafer results. Additionally, as part of Cymer’s commitment to the sustainable use of natural resources, the XLR 700ix has been designed to use significantly less helium and energy than our previous light sources.”

The XLR 700ix introduces a reduction in helium consumption by 50 percent, while providing stable performance across all conditions, even at high-duty cycles. Helium is mainly used in the Line Narrowing Module (LNM) as a critical purge gas due to its unique thermal properties to ensure stable optical performance. Additionally, the XLR 700ix reduces power consumption by 15 percent through the inclusion of the latest, field-proven Master Oscillator (MO) chamber design, enabling chipmakers to decrease operating costs.

The XLR 700ix also includes software updates that enhance light source predictability and availability, such as auto chamber conditioning and automated gas optimization, delivering the highest system efficiency to meet demanding manufacturing schedules.

Cymer’s XLR 700ix will begin shipping in Q1 2015.

About Cymer, LLC

Cymer, an ASML company, is an industry leader in developing lithography light sources, used by chipmakers worldwide to pattern advanced semiconductor chips. Cymer’s light sources, and ongoing innovations, are available to all semiconductor and semiconductor equipment companies to enable advanced device manufacturing today and into the future. Cymer is pioneering the industry’s transition to EUV light source technology, the next viable step on the technology roadmap for the creation of smaller, faster and more energy-efficient chips. The company is headquartered in San Diego, California. www.cymer.com

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,800 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol

Page 1 of 2Press Releases

Cymer Announces its New XLR 700ix DUV Light Source; Improves On-Wafer Critical Dimension (CD) Uniformity, Enabling Higher Productivity

San Diego, California, December 1, 2014 - Cymer, LLC, an ASML company, the world’s leading supplier of light sources used by chipmakers to pattern advanced semiconductor chips, today announced its new argon fluoride (ArF) immersion light source, the XLR 700ix. Built on the industry leading XLR platform, the 700ix provides improvements in bandwidth, wavelength and energy stability, enabling higher scanner throughput and process stability for advanced 14nm chip manufacturing and beyond.

The XLR 700ix provides chipmakers tighter bandwidth control (300+5fm) that essentially eliminates bandwidth as a source of process variation for on-wafer performance. Cymer’s patented technology applies high-speed closed loop control on a pulse-by-pulse basis, resulting in extremely stable performance.

“As chip geometries continue to shrink, bandwidth plays an increasing role in control of wafer critical dimension,” said Ed Brown, Chief Executive Officer of Cymer Light Source. “Our newest product, the XLR 700ix, significantly improves bandwidth performance, reducing process excursions and ensuring stable and repeatable on-wafer results. Additionally, as part of Cymer’s commitment to the sustainable use of natural resources, the XLR 700ix has been designed to use significantly less helium and energy than our previous light sources.”

The XLR 700ix introduces a reduction in helium consumption by 50 percent, while providing stable performance across all conditions, even at high-duty cycles. Helium is mainly used in the Line Narrowing Module (LNM) as a critical purge gas due to its unique thermal properties to ensure stable optical performance. Additionally, the XLR 700ix reduces power consumption by 15 percent through the inclusion of the latest, field-proven Master Oscillator (MO) chamber design, enabling chipmakers to decrease operating costs.

The XLR 700ix also includes software updates that enhance light source predictability and availability, such as auto chamber conditioning and automated gas optimization, delivering the highest system efficiency to meet demanding manufacturing schedules.

Cymer’s XLR 700ix will begin shipping in Q1 2015.

About Cymer, LLC

Cymer, an ASML company, is an industry leader in developing lithography light sources, used by chipmakers worldwide to pattern advanced semiconductor chips. Cymer’s light sources, and ongoing innovations, are available to all semiconductor and semiconductor equipment companies to enable advanced device manufacturing today and into the future. Cymer is pioneering the industry’s transition to EUV light source technology, the next viable step on the technology roadmap for the creation of smaller, faster and more energy-efficient chips. The company is headquartered in San Diego, California. www.cymer.com

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 13,800 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol

ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Cautionary Statement Regarding Forward-Looking Statements

“This document contains statements that are forward-looking, including statements with respect to Cymer’s XLR 700ix DUV light source, including expected improvements in bandwidth, wavelength and energy stability, and expected improvements in scanner throughput and process stability, statements with respect to bandwidth control and expected benefits therefrom, including reduction in process incursions and stable and repeatable performance, statements with respect to sustainable use of natural resources, including use of less helium and reduced energy requirements, and resulting reduced operating costs for customers and statements with respect to software updates that enhance light source predictability and availability.

You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks associated with Cymer’s XLR 700ix DUV light source, including the risks that the light source does not deliver expected results and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Brittney Wolff

Corporate Communications

+1.858.385.6502

brittney.wolff.zatezalo@asml.com

Craig DeYoung

VP Investor Relations Worldwide

+1.480.696.2762

craig.deyoung@asml.com

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